Mail Stop 3561

January 16, 2009

Via U.S. Mail and Facsimile

Mark Kurtz
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

      RE: Haights Cross Communications, Inc.
             Form 10-K for the fiscal year ended December 31, 2007

             File No. 333-109381

Dear Mr. Kurtz:

We have reviewed your response letter dated December 12, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Exhibits

1. As indicated in your response to our prior comment 6, please file an amendment to your Form 10-K for the fiscal year ended December 31, 2007 and your subsequent quarterly reports on Form 10-Q for 2008 to include the certifications pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and as required by Rule 15d-14(b) of the Exchange Act Rules.

Form 10-Q for the quarterly period ended June 30, 2008

Note 7. Dispositions, page 8

2. We note your response to our prior comment 8, but do not concur with your conclusions. Based on the information noted in your response, it appears that you have yet to obtain the rights to the $4.8 million amount placed in escrow, as demonstrated by the fact that you currently estimate that a working capital adjustment of $406,000 will be credited against the escrow balance and your previously recorded gain. Furthermore your response indicates the potential for a further reduction in the purchase price, which will be credited against the escrow balance, but which was not currently estimable at the time of your response. Based on the above factors, it appears that the $4.8 million escrow amount is a gain contingency, which had not been realized as of June 30, 2008. Gain contingencies should be recognized only when realization is deemed probable. See FAS No. 5 for guidance. In this regard, please revise your financial statements to eliminate recognition of this portion of the gain until it is probable it will be realized.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark Kurtz, Chief Financial Officer
(914)289-9481